SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
COMMISSION FILE NO. 0-2525
A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Huntington Supplemental Stock Purchase and
Tax Savings Plan and Trust
Columbus, Ohio
We have audited the accompanying statements of net assets available for benefits of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Columbus, Ohio
March 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Huntington Bancshares Incorporated
We have audited the accompanying statement of changes in net assets available for benefits of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the Plan) for the year ended December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the accompanying statement of changes in net assets available for benefits of the Plan, presents fairly, in all material respects, the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Columbus, Ohio
March 26, 2004

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

ASSETS

Investments, at market value:
Huntington Bancshares Incorporated Common Stock: 71,580 shares in 2005 and 57,862 shares in 2004; Cost: $1,507,203 in 2005 and $1,164,432 in 2004	$1,700,025	$1,431,506

Accrued dividends and interest receivable	15,510	11,102

Cash and cash equivalents	78,682	33,651

TOTAL ASSETS	$1,794,217	$1,476,259

LIABILITIES

Stock purchase payable	$—	$29,981

NET ASSETS AVAILABLE FOR BENEFITS	$1,794,217	$1,446,278

See notes to plan financial statements.

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2005	2004	2003

Investment income:
Net (depreciation) appreciation in fair value of investments	$(52,882)	$106,300	$116,829
Dividends	54,127	35,709	19,747
Interest	417	120	38

Net investment income	1,662	142,129	136,614

Contributions:
Employees	331,003	241,144	232,249
Employer	156,806	145,463	143,930

Total contributions	487,809	386,607	376,179

Distributions	(141,532)	—	—

Net increase in net assets	347,939	528,736	512,793

Net assets available for benefits - beginning of year	1,446,278	917,542	404,749

Net assets available for benefits - end of year	$1,794,217	$1,446,278	$917,542

See notes to plan financial statements.

HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST
NOTES TO PLAN FINANCIAL STATEMENTS
Note 1 — Description of the Plan
Huntington Bancshares Incorporated (“Huntington”) adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the “Plan”) effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, February 9, 1990, and November 19, 1997. Huntington restated the Plan on April 19, 2001. The following summary describes the Plan as amended and restated.
The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned subsidiary, The Huntington National Bank (the “Trustee”). The purpose of the Plan is to provide a supplemental savings program for eligible employees of Huntington and its related companies who are unable to make contributions to the Huntington Investment and Tax Savings Plan (the “Qualified Plan”) because the employees have made the maximum elective deferrals under Internal Revenue Code section 402(g) or the maximum elective contributions under the terms of the Qualified Plan. Eligible employees are defined as individuals who are determined by the Compensation Committee of the Huntington Board of Directors to be members of a select group of management or highly compensated employees and who are designated by such committee to be Eligible Employees under the Plan.
Each eligible employee may elect to have all or any portion of the pre-tax contributions that he or she elected to defer under the Qualified Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.
Concurrently with the payment of the participant’s supplemental pre-tax contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant. Matching contributions are equal to 100% of the participant’s supplemental pre-tax contributions to the Plan up to the first 3% of the participant’s compensation and 50% of the participant’s supplemental pre-tax contributions to the Plan on the 4th and 5th percent of the participant’s compensation. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock (“Common Stock”), or a combination thereof.
The Trustee invests amounts held in the Plan in shares of common stock of Huntington (“Common Stock”). The Trustee maintains a separate account for each participant, which reflects such participant’s share of assets held in the Plan. Employee and employer contributions are fully vested at the time of contribution, but subject to the rights of creditors of Huntington, at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.
The Plan is administered by an administrative committee (the “Committee”). The Committee members serve until they resign and their successors are appointed or until they are removed with or without cause by Huntington’s Board of Directors (the “Board”). None of the members of the Committee receives compensation from the assets of the Plan.
The Board may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.
Note 2 – Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investments
The Trustee invests contributed amounts primarily in Common Stock. These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The weighted average cost of specific investments sold is used to compute realized gains and losses.
Distributions
Distributions in the form of Common Stock are reported at market value on the date of distribution.
Income and Expenses
Cash dividends are accrued as of the record date. Costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $1,763 for 2005, and $1,500 per year for 2004 and 2003.

Note 3 – Cash and Cash Equivalents
The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Mutual Funds.
Note 4 – Federal Income Taxes
The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matching contributions are made to the Plan, when Common Stock is purchased for a participant’s account, or when dividends are paid to a participant’s account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. Huntington, rather than the Plan, is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the participants or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the participants or their beneficiaries.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.
HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
TAX SAVINGS PLAN AND TRUST

Date: March 24, 2006	By:	/s/ Donald R. Kimble
Donald R. Kimble
Chief Financial Officer, Controller Huntington Bancshares Incorporated

Exhibits to the Annual Report (Form 11-K) of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust for the year ended December 31, 2005
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-44208 on Form S-8 of our report dated March 24, 2006, appearing in this annual report on Form 11-K of Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Columbus, Ohio
March 24, 2006
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 33-44208) pertaining to the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust of our report dated March 26, 2004, with respect to the financial statements of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2005.
/s/ Ernst & Young LLP
Columbus, Ohio
March 23, 2006